                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)*

                       Total-Tel USA Communications, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  89151T 10-6
                                 --------------
                                 (CUSIP Number)

                                 Walt Anderson
                    c/o Swidler Berlin Shereff Friedman, LLP
                                919 Third Avenue
                            New York, New York 10022
                    Attn: Richard A. Goldberg (212) 758-9500
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 21, 1999
                    ---------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP No.     89151T  10-6                            Page   2   of   7   Pages
          ---------------------                            -----    -----

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Walt Anderson
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

              OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [ ]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES                3,057,634
 BENEFICIALLY       -----------------------------------------------------------
   OWNED BY         8     SHARED VOTING POWER
     EACH                 0
     REPORTING      -----------------------------------------------------------
     PERSON         9     SOLE DISPOSITIVE POWER
     WITH                 3,057,634
                    ----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,057,634
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       39.60%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                       IN
-------------------------------------------------------------------------------

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                                  SCHEDULE 13D
CUSIP No.     89151T  10-6                            Page   3   of   7   Pages
          ---------------------                            -----    -----

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Revision LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

              OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [ ]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES                3,057,434
 BENEFICIALLY       -----------------------------------------------------------
   OWNED BY         8     SHARED VOTING POWER
     EACH                 0
     REPORTING      -----------------------------------------------------------
     PERSON         9     SOLE DISPOSITIVE POWER
     WITH                 3,057,434
                    ----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,057,434
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       39.60%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                       OO
-------------------------------------------------------------------------------

                        AMENDMENT NO. 14 TO SCHEDULE 13D


         This Amendment No. 14 to Schedule 13D filed by Revision LLC, a Delaware limited liability company ("Revision"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer" or the "Company"), supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel, a British Virgin Islands corporation ("Gold & Appel"), and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10"), Amendment No. 11 thereto filed with the SEC on October 27, 1998 ("Amendment No. 11"), Amendment No. 12 thereto filed with the SEC on November 18, 1998 ("Amendment No. 12") and Amendment No. 13 thereto filed with the SEC on December 14, 1999 ("Amendment No. 13"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13. Unless otherwise noted, all data included in this Amendment No. 13 reflects a 2 for 1 stock split of the Common Shares which was effected on July 15, 1998.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         The response set forth in Item 3 of the Schedule 13D is hereby supplemented as follows:

         Revision funded the $28,800,000 aggregate purchase price for the Stock Purchase (as defined in Item 4 below) out of the proceeds of a capital contribution from Gold & Appel.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

         On January 21, 1999, pursuant to a Stock Purchase Agreement, dated December 10, 1998 (the "Stock Purchase Agreement"), by and among Revision, Walt Anderson, Warren Feldman and

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Solomon Feldman, Revision purchased 1,200,000 Common Shares from Warren
Feldman, Solomon Feldman and certain affiliated parties at a purchase price of $24 per share.

A description of the terms of, as well as the full text of, each of the Stock Purchase Agreement and the Settlement Agreement, dated December 10, 1998 (the "Settlement Agreement"), by and among the Company, Walt Anderson, Revision, Warren Feldman and Solomon Feldman, have been previously disclosed in Amendment No. 13 to the Schedule 13D.

         Other than as described herein and as previously reported, the Reporting Persons have no plans or proposals which relate or would result in any of the events described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The responses set forth in (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

         (a) Revision and Walt Anderson, collectively, beneficially own 3,057,634 Common Shares or 39.60% of the outstanding Common Shares. Mr. Anderson directly owns 200 Common Shares or less than 0.01% of the outstanding Common Shares. Revision directly owns 3,057,434 or 39.60% of the outstanding Common Shares.

         In addition, Mr. Anderson is the President and a Director of the Foundation for International Non-Governmental Development of Space, a non-profit organization ("FINDS") which owns 94,930 Common Shares. Mr. Anderson does not control FINDS and thus disclaims beneficial ownership of the FINDS Shares.

         (b) The sole power to vote or direct the voting of and the power to dispose or direct the disposition of the 200 shares directly owned by Mr. Anderson is held by Mr. Anderson.

         As the Manager and holder of 100% of the voting membership interests in Revision, Mr. Anderson has the sole power to vote or direct the voting of, and to dispose of the 3,057,434 Common Shares beneficially owned by Revision. Accordingly, Mr. Anderson may be deemed to be the beneficial owner of the Revision Shares, and thereby the beneficial owner of 3,057,434 or 39.60% of the outstanding Common Shares.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 7,721,004 outstanding Common Shares of the Issuer as of December 15, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1998.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO THE SECURITIES OF THE ISSUER.

         The response set forth in Item 6 of the Schedule 13D is hereby supplemented as follows:

         The response to Item 4 of this Amendment No. 14 is incorporated herein by reference.

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    January 26, 1999

                                              REVISION LLC


                                              By: /s/ Walt Anderson
                                                  --------------------------
                                                      Walt Anderson, Manager


                                                      /s/ Walt Anderson
                                                      ----------------------
                                                          Walt Anderson